1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

October 14, 2014

VIA EDGAR CORRESPONDENCE

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”)
SEC File Numbers 033-17619 and 811-05349

Dear Ms. Hatch,

This letter responds to the comments provided to me during two telephonic discussions regarding your review of the annual shareholder reports and other filings of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses.

Fidelity Bond

1.	Comment: In the Registrant’s next filing pursuant to Rule 17g-1 under the Investment Company Act of 1940 (“1940 Act”), please include a statement disclosing the amount of the single insured bond that the Registrant would have maintained had it not been named as an insured under a joint insured bond.

Response:        The Registrant hereby confirms that it maintains a single insured bond. Accordingly, the requested statement is not applicable.

Income Builder Fund

2.	Comment: Please confirm that, when the Fund writes (sells) credit default swaps (“CDSs”), it will maintain asset coverage (for purposes of Section 18 of the 1940 Act) equal to the full notional value of such swaps.

Response:        The Fund hereby confirms that, when the Fund writes (sells) CDSs on individual securities or instruments, the Fund must identify on its books liquid assets equal to the full notional amount of the swaps while the positions are open. Please note that the Fund’s prospectus currently discloses the following practice:

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange  County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg   Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

October 14, 2014 Page 2

When a Fund writes (sells) credit default swaps on individual securities or instruments, the Fund must identify on its books liquid assets equal to the full notional amount of the swaps while the positions are open.

Income Builder Fund, Rising Dividend Growth Fund, N-11 Equity Fund and Asia Equity Fund

3.	Comment: In each Fund’s Statement of Assets and Liabilities, please explain the nature of the “reimbursement from investment adviser” figures.

Response:        Each Fund has established an expense limitation/cap outlined in the Fund’s prospectus, and on a daily basis the Fund accrues a reimbursement receivable for the amount the daily expenses exceed the established cap. The line item “Reimbursement from investment adviser” represents the accrued reimbursement receivable at the period end. Goldman Sachs Asset Management, L.P. (“GSAM”), the Funds’ investment adviser, subsequently reimburses the Funds on a monthly basis the following month.

Asia Equity Fund

4.	Comment: Please confirm that the fee and expense table in the Fund’s prospectus has been restated to reflect the expense limitation currently in effect (causing the difference between the expense ratio in the Fund’s financial highlights from that disclosed in the fee and expense table).

Response:        GSAM occasionally changes expense limitations/caps on the Funds. The expense cap for this Fund was changed twice over the past two fiscal years. Effective February 28, 2013, the expense cap was changed, resulting in a blended expense ratio in the Fund’s financial highlights of its October 31, 2013 annual report. The expense cap was again changed on February 28, 2014, effective with the most recent prospectus update. Thus, the difference is the result of the financial highlights disclosing a blended expense ratio for the most recent fiscal year end, and the prospectus displaying the current expense ratio (which reflects the current expense cap, which was effective beginning on February 28, 2014).

Long Short Credit Strategies Fund

5.	Comment: Please discuss supplementally why you believe the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index (the “Index”) to be an appropriate broad-based securities market index for the Fund.

October 14, 2014 Page 3

Response:        In light of the Fund’s investment program, the Fund respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Finally, the Fund notes that a number of other funds use this benchmark as the broad-based index against which they measure their performance.

6.	Comment: In the Statement of Assets and Liabilities (Page 17), please clarify whether the “Amounts owed to affiliates” line item includes amounts owed to the Fund’s investment adviser. If yes, going forward, please separate the amount owed to the Fund’s investment adviser, in accordance with Regulation S-X.

Response:        The “Amounts owed to affiliates” line item includes fees payable to the Fund’s investment adviser, distributor and transfer agent (each an affiliate of the Fund) for Management, Distribution and Service, and Transfer Agency fees, respectively. Currently, the Fund discloses the components of the “Amounts owed to affiliates” line item in the Notes to the Financial Statements. While GSAM believes this substantively satisfies Regulation S-X, the Fund will, going forward, separately disclose; (i) amounts payable to the investment adviser and (ii) amounts payable to the distributor and transfer agent, in the Statement of Assets and Liabilities in accordance with Regulation S-X. The related disclosure in the Notes to the Financial Statement will be removed.

7.	Comment: Please discuss supplementally why the Fund’s expense ratio is different from the ratio included the Fund’s current prospectus.

Response:        As part of the Fund’s reorganization from an “interval fund” to a mutual fund, the existing “Common shares” class was reorganized into an “institutional shares” class with a lower expense structure. Accordingly, the expense ratio in the current prospectus was restated to reflect the new expense structure.

October 14, 2014 Page 4

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Peter Fortner, Vice President, Goldman Sachs Asset Management, L.P.
Rob Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset

Management, L.P.